Mail Stop 7010

      December 12, 2005

Ronald L. Marsiglio
President and Chief Executive Officer
Benthos, Inc.
49 Edgerton Drive
North Falmouth, Massachusetts 02556

      Re:	Benthos, Inc.
      PRE M 14A filed November 17, 2005
      Form 8-K filed November 4, 2005
			File No. 000-29024

Dear Mr. Marsiglio:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Letter to Shareholders
1. It appears that the Chairman of the Board of Directors has not signed the letter to shareholders. Please revise.

Notice of Special Meeting of Shareholders
2. We note that John T. Lynch has signed in the capacity of Secretary on the notice to shareholders and also on the final page of the proxy statement. We also note that Mr. Lynch is your outside legal counsel and does not appear to be listed in any Exchange Act filings as an officer or director of your company. Please supplementally confirm that Mr. Lynch has all requisite corporate authority to sign in such capacity.

Summary Term Sheet, page 1
3. We note that your summary term sheet contains lengthy, detailed information regarding the transaction. Please note that the summary term sheet should set forth only the most material terms of the transaction, should not recite all information contained in the proxy statement and should be in bullet format. See Item 1001 of Regulation M-A. Please revise accordingly and try to limit the term sheet to a page and a half. In addition, the Table of Contents should follow the Summary Term Sheet.

Merger Consideration, page 2
4. Revise here, and elsewhere as appropriate, to disclose the total amount of merger consideration to be received by Benthos shareholders. In this regard, we note that shareholders will receive
$17.50 per share and that 2,105,996 shares are outstanding.

Treatment of Stock Options, page 2
5. Disclose the estimated amount of total consideration to be paid for common shares underlying outstanding stock options.

The Special Meeting, page 14
How to Vote, page 14
6. We note that shareholders may vote by using the internet or telephone. Include a description of the internet and telephone voting procedures and the validity of proxies granted pursuant to these procedures under state law. Also include a discussion of the revocation procedures for proxies submitted by the internet and telephone.
7. Revise to state the deadline for voting by using the internet or telephone.

Appraisal Rights, page 16
8. Please provide a cross-reference to the more detailed explanation set forth on page 31 as to why you believe that your shareholders are not entitled to appraisal rights.

9. Please disclose here and elsewhere in the proxy where you discuss appraisal rights that a condition to the merger is that the number of dissenting shares does not exceed 10% of the outstanding shares.

Background of the Proposed Merger, page 17
10. Please disclose why the board of directors decided not to pursue a sale of Benthos in August 2004.
11. Please confirm that financial projections were not provided to Teledyne or any other potential acquirer. If any projections were provided, please revise the proxy statement to include those projections.
12. We note the statements on page 18 regarding price discussions between the companies` representatives. Please describe these discussions and negotiations in further detail.
Reasons for the Merger, page 19
13. Please disclose whether the board of directors considered that Benthos common stock traded at a price higher than the merger consideration in the last twelve months.
Opinion of Benthos`s Financial Advisor, page 22
14. Please delete the statement that the summary of the FBW opinion is qualified in its entirety by reference to the FBW opinion as it implies that you have not described the material terms of the opinion.
15. We note the statement that the tables should be read together with the text of each summary of each analysis. Please consider moving each summary to directly before the corresponding table in order to provide shareholders with a clearer presentation of the information.

Publicly Traded Comparable Companies Analysis, page 24
16. Revise this section to include a discussion regarding how the comparable companies were chosen for this analysis. Revise the summary of the selected merger transactions analysis to provide a similar discussion.




Valuation Summary, page 26
17. Revise this section to discuss each analysis conducted and how it supports the board`s recommendation. The board should specifically discuss any analysis that does not support the recommendation and explain why, in light of that analysis, it is recommending the merger. In this regard, we note that the Enterprise Value/Revenue multiple does not appear to support the board`s recommendation.

Summary and Conclusion, page 26
18. We note the statement that the merger "provides Benthos shareholders liquidity and a premium that would otherwise not be available." Please revise to clarify what you mean by that statement.

Appraisal Rights, page 31
19. Please describe in more detail why you believe shareholders are not entitled to appraisal rights and why the interests of officers and directors in the merger are not considered financial interests that would require appraisal rights.
U.S. Federal Income Tax Consequences, page 32
20. In the last paragraph of this section on page 33, please delete the word "certain" so that it is clear you are discussing all material federal income tax consequences. In addition, please delete the statement that the tax discussion is included "for general informational purposes only".
The Merger Agreement, page 36
Merger Consideration, page 36
21. Revise to disclose, if true, that all outstanding stock options will vest and option holders will be paid the excess of $17.50 per share minus the exercise price.

Dissenter`s Rights, page 37
22. Revise this section to clarify that the company has concluded that shareholders are not entitled to dissenter`s rights.

Representations and Warranties, page 39
23. Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.
24. We note your statements that the "representations and warranties are qualified by information Benthos`s Form 10-QSB report filed for the period ended June 30, 2005 and in the disclosure schedules attached to the Merger Agreement." We also note similar language in the introductory language to the merger agreement in Annex A. Please revise to include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you will provide corrective disclosure.
Other Matters, page 48
25. Revise the last sentence in the first paragraph to clarify what you mean when you say that the grant of discretionary authority "will include authority to vote on matters concerning which Benthos did not receive timely notice to the regulations adopted by the Securities and Exchange Commission before mailing this proxy statement." Annex A
26. We note your statement that investors "should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified by the underlying disclosure schedules." Please revise as appropriate to remove the implication that the referenced Merger Agreement does not constitute a public disclosure.

Form 8-K filed November 4, 2005
27. It appears that you omitted the disclosure schedules to the merger agreement filed as exhibit 2.1. You should amend the Form 8-K to include a list briefly identifying the contents of all omitted schedules to the merger agreement and your agreement to furnish supplementally a copy of any omitted schedules to the Commission upon request, as required by Regulation S-B Item 601(b)(2).

Closing Comment

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Tamara Brightwell, Staff Attorney, at (202)
551-
3751 or in her absence, Chris Edwards, Special Counsel, at (202)
551-
3742 with any questions.


Sincerely,



Pamela A. Long
Assistant Director


Cc:  	John T. Lynch
	Davis Malm D`Agostine, P.C.
	One Boston Place
	Boston, MA 02108


??

??

??

??

Mr. Ronald Marsiglio
Benthos, Inc.
December 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE